FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 30, 2013	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Sec. 1, Keelung Road Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED
CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2013

Taipei, Taiwan, R.O.C., October 30, 2013 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenue1 of NT$56,748 million for the third quarter of 2013 (3Q13), up by 16% year-over-year and up by 12% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$4,430 million, up from a net income attributable to shareholders of the parent of NT$3,451 million in 3Q12 and up from a net income attributable to shareholders of the parent of NT$3,820 million in 2Q13.  Diluted earnings per share for the quarter were NT$0.57 (or US$0.096 per ADS), compared to diluted earnings per share of NT$0.46 for 3Q12 and NT$0.50 for 2Q13.

“Strong execution resulted in another quarter of sequential growth,” said Jason Chang, Chairman and CEO, ASE Group.  “ASE's evolution continues, however, we recognize the global economy remains somewhat volatile as market and geopolitical landscapes continue to display dimensions of concern.”

Chang continued, “The semiconductor market itself is going through a period of rapid change in line with intense proliferation of sophisticated electronics, geared towards improving lifestyle and efficiency.  ASE is responding to this change, through meaningful innovation and technology alignment, driven by a clear vision to create value and meet demand within our evolving ecosystem.”

RESULTS OF OPERATIONS

3Q13 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others each represented approximately 53%, 11%, 34%, 1% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$45,161 million, up by 15% year-over-year and up from NT$40,324 million in the previous quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in R.O.C.).  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

October 30, 2013

Advanced Semiconductor Engineering, Inc.

million in the previous quarter.

-	Raw material cost totaled NT$25,594 million during the quarter, representing 45% of total net revenue, compared with NT$21,186 million and 42% of total net revenue in the previous quarter.

-	Labor cost totaled NT$7,299 million during the quarter, representing 13% of total net revenue, compared with NT$6,953 million and 14% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$6,065 million during the quarter, up by 9% year-over-year and down by 1% sequentially.

●	Gross margin decreased 0.2 percentage points to 20.4% in 3Q13 from 20.6% in 2Q13.
●
Total operating expenses during 3Q13 were NT$5,488 million, including NT$2,421 million in R&D and NT$3,067 million in SG&A, compared with total operating expenses of NT$5,033 million in 2Q13.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, remained the same as 3Q12 and 2Q13.

●	Operating income for the quarter totaled NT$6,099 million, up from NT$5,403 million in the previous quarter. Operating margin was 10.7% in 3Q13 compared to 10.6% in 2Q13.
●	In terms of non-operating items:
-	Net interest expense was NT$512 million, up from NT$475 million in 2Q13.
-	Net foreign exchange gain of NT$305 million was primarily attributable to the depreciation of the U.S. dollar against NT dollar.
-	Gain on equity-method investments of NT$7 million was primarily attributable to the gain from investment on Hung Ching Development & Construction Co. Ltd.
-	Loss on valuation of financial assets and liabilities was NT$145 million.
-
Other net non-operating loss of NT$386 million were primarily related to miscellaneous loss.  Total non-operating expenses for the quarter were NT$731 million, compared to total non-operating expenses of NT$331 million for 3Q12 and total non-operating expenses of NT$365 million for 2Q13.

●
Income before tax was NT$5,368 million for 3Q13, compared to NT$5,038 million in the previous quarter.  We recorded income tax expense of NT$822 million during the quarter, compared to NT$1,127 million in 2Q13.

●
In 3Q13, net income attributable to shareholders of the parent was NT$4,430 million, compared to net income attributable to shareholders of the parent of NT$3,451 million for 3Q12 and net income attributable to shareholders of the parent of NT$3,820 million for 2Q13.

●
Our total number of shares outstanding at the end of the quarter was 7,758,728,346, including treasury stock owned by our subsidiaries.  Our 3Q13 diluted earnings per share of NT$0.57 (or US$0.096 per ADS) were based on 7,651,063,873 weighted average number of shares outstanding in 3Q13.

3Q13 Results Highlights – IC ATM2
●
Net revenue from IC ATM was NT$37,810 million for the third quarter of 2013, up by 12% year-over-year and up by 4% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$30,764 million, NT$6,279 million, and NT$767 million, respectively, and each represented approximately 81%, 17%, and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$28,164 million, up by 8% year-over-year and up by 2% sequentially.

2 ATM stands for Semiconductor Assembly, Testing and Material.

October 30, 2013

Advanced Semiconductor Engineering, Inc.

sequentially.

-	Raw material cost totaled NT$10,037 million during the quarter, representing 27% of total net revenue, compared with NT$10,102 million and 28% of total net revenue in the previous quarter.

-	Labor cost totaled NT$6,530 million during the quarter, representing 17% of total net revenue, compared with NT$6,235 million and 17% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,724 million during the quarter, up by 9% year-over-year and down by 1% sequentially.
●	Gross margin increased 1.5 percentage points to 25.5% in 3Q13 from 24.0% in 2Q13.
●
Total operating expenses during 3Q13 were NT$4,263 million, including NT$1,962 million in R&D and NT$2,301 million in SG&A, compared with total operating expenses of NT$3,913 million in 2Q13.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, and remained the same as 3Q12 and 2Q13.

●	Operating income for the quarter totaled NT$5,383 million, up from NT$4,810 million in the previous quarter. Operating margin was 14.2% in 3Q13 compared to 13.3% in 2Q13.

3Q13 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$19,551 million, up by 29% year-over-year and up by 38% sequentially.
●	Cost of revenues was NT$17,662 million, up by 35% year-over-year and up by 40% sequentially.

-	Raw material cost totaled NT$15,573 million during the quarter, representing 80% of total net revenue, compared with NT$11,094 million and 78% of total net revenue in the previous quarter.

-	Labor cost totaled NT$769 million during the quarter, representing 4% of total net revenue, compared with NT$717 million and 5% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$268 million during the quarter, up by 26% year-over-year and up by 4% sequentially.
●	Gross margin decreased to 9.7% in 3Q13 from 11.4% in 2Q13.
●
Total operating expenses during 3Q13 were NT$1,211 million, including NT$476 million in R&D and NT$735 million in SG&A, compared with total operating expenses of NT$1,096 million in 2Q13.  Total operating expenses as a percentage of net revenue for the current quarter were 6%, down from 7% in 3Q12 and down from 8% in 2Q13.

●	Operating income for the quarter totaled NT$678 million, up from NT$517 million in the previous quarter. Operating margin decreased to 3.5% in 3Q13 from 3.6% in 2Q13.

LIQUIDITY AND CAPITAL RESOURCES
●	As of September 30, 2013, our cash and current financial assets totaled NT$43,529 million, compared to NT$30,316 million as of June 30, 2013.
●	Capital expenditures in 3Q13 totaled US$233 million, of which US$157 million was used for packaging, US$50 million for testing, US$16 million for EMS and US$10 million for interconnect materials.
●	As of September 30, 2013, we had total bank debt of NT$100,154 million, compared to NT$83,582 million as of June 30, 2013. Total bank debt consisted of NT$42,617 million of

Advanced Semiconductor Engineering, Inc.

revolving working capital loans, NT$4,646 million of the current portion of long-term debt, and NT$52,891 million of long-term debt. Total unused credit lines amounted to NT$107,768 million.

●	Current ratio as of September 30, 2013 was 1.29, compared to 1.14 as of June 30, 2013. Net debt to equity ratio was 0.47 as of September 30, 2013.
●	Total number of employees was 59,867 as of September 30, 2013, compared to 56,061 as of September 30, 2012 and 58,021 as of June 30, 2013.

BUSINESS REVIEW

Packaging Operations3
●	Net revenues generated from our packaging operations were NT$30,764 million during the quarter, up by NT$3,583 million, or by 13% year-over-year, and up by NT$1,733 million, or by 6% sequentially.
●
Net revenues from advanced packaging accounted for 28% of total packaging net revenues during the quarter, up by 1 percentage point from the previous quarter. Net revenues from IC wirebonding accounted for 61% of total packaging net revenues during the quarter, down by 2 percentage points from the previous quarter.  Net revenues from discrete and others accounted for 11% of total packaging net revenues during the quarter, up by 1 percentage point from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 22.3%, up by 2.6 percentage points year-over-year and up by 2.0 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$157 million during the quarter, of which US$134 million was used for wirebonding packaging capacity and US$23 million for wafer bumping and flip chip packaging equipment.

●	As of September 30, 2013, there were 15,765 wirebonders in operation. 463 wirebonders were added and 263 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$6,279 million, up by NT$ 368 million, or by 6% year-over-year, and down by NT$226 million, or by 3% sequentially.
●
Final testing contributed 77% to total testing net revenues, down by 3 percentage points from the previous quarter.  Wafer sort contributed 20% to total testing net revenues, up by 2 percentage points from the previous quarter.  Engineering testing contributed 3% to total testing net revenues, up by 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,695 million, up from NT$1,606 million in 3Q12 and down from NT$1,715 million in 2Q13.
●	In 3Q13, gross margin for our testing operations was 37.1%, up by 3.3 percentage points year-over-year and down by 1.5 percentage points from the previous quarter.
●	Capital spending on our testing operations amounted to US$50 million during the quarter.
●	As of September 30, 2013, there were 3,147 testers in operation. 145 testers were added and 55 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$19,551 million, up by NT$4,434 million, or by 29% year-over-year, and up by NT$5,365 million, or by 38% sequentially.

 IC packaging services include module assembly services.

October 30, 2013

Advanced Semiconductor Engineering, Inc.

●
Communications products contributed 47% to total EMS net revenues, up by 23 percentage points from the previous quarter.  Computing products contributed 20% to total EMS net revenues, down by 9 percentage points from the previous quarter.  Consumer products contributed 13% to total EMS net revenues, down by 4 percentage points from the previous quarter.  Industrial products contributed 12% to total EMS net revenues, down by 6 percentage points from the previous quarter.   Automotive products contributed 7% to total EMS net revenues, down by 3 percentage points from the previous quarter.

●	In 3Q13, gross margin for our EMS operations was 9.7%, down by 3.6 percentage points year-over-year and down by 1.7 percentage points from the previous quarter.
●	Capital spending on our EMS operations amounted to US$16 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,453 million during the quarter, up by NT$266 million, or by 12% year-over-year, and up by NT$84 million, or by 4% from the previous quarter.  Of the total output of NT$ 2,453 million, NT$767 million was from sales to external customers.

●	Gross margin for substrate operations was 18.7% during the quarter, up by 3.2 percentage points year-over-year and up by 4.5 percentage points from the previous quarter.
●	In 3Q13, our internal substrate manufacturing operations supplied 33% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 37% of our total net revenues in 3Q13, compared to 33% in 3Q12 and 37% in 2Q13.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 49% of our total net revenues during the quarter, compared to 48% in 3Q12 and 50% in 2Q13.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues during the quarter, compared to 34% in 3Q12 and 2Q13.

EMS BASIS
●
Our five largest customers together accounted for approximately 74% of our total net revenues in 3Q13, compared to 61% in 3Q12 and 2Q13.  There were two customers which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 86% of our total net revenues during the quarter, compared to 79% in 3Q12 and 2Q13.

OUTLOOK
Based on our current business outlook and exchange rate assumption, management projects overall performance for the fourth quarter of 2013 to be as follows:
●	Our IC-ATM revenue should decline 0% to 3% and our EMS business to grow in excess of 25%;
●	Our consolidated gross profit margin is expected to be between 18% and 19%;
●	Our capital expenditure for full year 2013 will be around US$700 million, subject to adjustments in line with market condition.

October 30, 2013

Advanced Semiconductor Engineering, Inc.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2012 Annual Report on Form 20-F filed on April 23, 2013.

October 30, 2013

Supplemental Financial Information
IC ATM Consolidated Operations
Amounts in NT$ Millions	3Q/13	2Q/13	3Q/12
Net Revenues	37,810	36,295	33,891
Revenues by End Application
Communications	55%	55%	50%
Computers	11%	11%	12%
Automotive and Consumer	34%	34%	37%
Others	0%	0%	1%
Revenues by Region
North America	60%	60%	55%
Europe	10%	11%	12%
Taiwan	17%	17%	21%
Japan	7%	6%	6%
Other Asia	6%	6%	6%

Packaging Operations
Amounts in NT$ Millions	3Q/13	2Q/13	3Q/12
Net Revenues	30,764	29,031	27,181
Revenues by Packaging Type
Advanced Packaging	28%	27%	22%
IC Wirebonding	61%	63%	68%
Discrete and Others	11%	10%	10%
Capacity
CapEx (US$ Millions)*	157	146	229
Number of Wirebonders	15,765	15,565	15,612

Testing Operations
Amounts in NT$ Millions	3Q/13	2Q/13	3Q/12
Net Revenues	6,279	6,505	5,911
Revenues by Testing Type
Final test	77%	80%	80%
Wafer sort	20%	18%	18%
Engineering test	3%	2%	2%
Capacity
CapEx (US$ Millions)*	50	74	92
Number of Testers	3,147	3,057	2,809

EMS Operations
Amounts in NT$ Millions	3Q/13	2Q/13	3Q/12
Net Revenues	19,551	14,186	15,117
Revenues by End Application
Communications	47%	24%	30%
Computing	20%	29%	26%
Consumer	13%	17%	16%
Industrial	12%	18%	18%
Automotive	7%	10%	8%
Others	1%	2%	2%
Capacity
CapEx (US$ Millions)*	16	7	14
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2013	Jun. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012
Net revenues:
Packaging	29,977	29,021	27,164	83,901	76,865
Testing	6,279	6,505	5,911	18,507	16,621
Direct Material	767	759	799	2,205	2,085
EMS	19,551	14,186	15,117	50,120	42,342
Others	174	289	0	965	51
Total net revenues	56,748	50,760	48,991	155,698	137,964

Cost of revenues	(45,161)	(40,324)	(39,379)	(125,394)	(112,320)
Gross profit	11,587	10,436	9,612	30,304	25,644

Operating expenses:
Research and development	(2,421)	(2,260)	(2,030)	(6,665)	(5,740)
Selling, general and administrative	(3,067)	(2,773)	(2,787)	(8,534)	(8,151)
Total operating expenses	(5,488)	(5,033)	(4,817)	(15,199)	(13,891)
Operating income	6,099	5,403	4,795	15,105	11,753

Net non-operating (expenses) income:
Interest expense - net	(512)	(475)	(409)	(1,477)	(1,192)
Foreign exchange gain (loss)	305	(26)	243	(194)	378
Gain (loss) on equity-method investments	7	(17)	6	(24)	(13)
Gain (loss) on valuation of financial assets and liabilities	(145)	286	(223)	756	(297)
Others	(386)	(133)	52	(601)	140
Total non-operating expenses	(731)	(365)	(331)	(1,540)	(984)
Income before tax	5,368	5,038	4,464	13,565	10,769

Income tax expense	(822)	(1,127)	(866)	(2,752)	(1,773)
Income from continuing operations and before noncontrolling interest	4,546	3,911	3,598	10,813	8,996
Noncontrolling interest	(116)	(91)	(147)	(332)	(303)

Net income attributable to shareholders of the parent	4,430	3,820	3,451	10,481	8,693

Per share data:
Earnings (losses) per share
– Basic	NT$0.59	NT$0.51	NT$0.46	NT$1.40	NT$1.17
– Diluted	NT$0.57	NT$0.50	NT$0.46	NT$1.36	NT$1.14

Earnings (losses) per equivalent ADS
– Basic	US$0.099	US$0.086	US$0.078	US$0.237	US$0.197
– Diluted	US$0.096	US$0.084	US$0.076	US$0.230	US$0.191

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,651,064	7,580,516	7,497,286	7,613,415	7,597,274

Exchange rate (NT$ per US$1)	29.89	29.76	29.86	29.66	29.71

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM
 (In NT$ millions, except per share data)
(Unaudited)
	For the three months ended			For the period ended
	Sep. 30 2013	Jun. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012
Net revenues:
Packaging	30,764	29,031	27,181	84,710	76,906
Testing	6,279	6,505	5,911	18,507	16,621
Direct Material	767	759	799	2,205	2,085
Total net revenues	37,810	36,295	33,891	105,422	95,612

Cost of revenues	(28,164)	(27,572)	(26,183)	(80,829)	(75,034)
Gross profit	9,646	8,723	7,708	24,593	20,578

Operating expenses:
Research and development	(1,962)	(1,802)	(1,614)	(5,339)	(4,473)
Selling, general and administrative	(2,301)	(2,111)	(2,102)	(6,392)	(6,104)
Total operating expenses	(4,263)	(3,913)	(3,716)	(11,731)	(10,577)
Operating income	5,383	4,810	3,992	12,862	10,001

Net non-operating (expenses) income:
Interest expense - net	(544)	(499)	(413)	(1,553)	(1,178)
Foreign exchange gain (loss)	306	19	221	(153)	362
Gain (loss) on equity-method investments	557	405	574	1,548	1,132
Gain (loss) on valuation of financial assets and liabilities	(213)	123	(249)	481	(348)
Others	(355)	(25)	79	(442)	181
Total non-operating income	(249)	23	212	(119)	149
Income before tax	5,134	4,833	4,204	12,743	10,150

Income tax expense	(661)	(975)	(704)	(2,142)	(1,370)
Income from continuing operations and before noncontrolling interest	4,473	3,858	3,500	10,601	8,780
Noncontrolling interest	(43)	(38)	(49)	(120)	(87)

Net income attributable to shareholders of the parent	4,430	3,820	3,451	10,481	8,693

Per share data:
Earnings (losses) per share
– Basic	NT$0.59	NT$0.51	NT$0.46	NT$1.40	NT$1.17
– Diluted	NT$0.57	NT$0.50	NT$0.46	NT$1.36	NT$1.14

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,651,064	7,580,516	7,497,286	7,613,415	7,597,274

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS
 (In NT$ millions, except per share data)
(Unaudited)
	For the three months ended			For the period ended
	Sep. 30 2013	Jun. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012
Net revenues:
Total net revenues	19,551	14,186	15,117	50,120	42,342

Cost of revenues	(17,662)	(12,573)	(13,106)	(44,740)	(36,988)
Gross profit	1,889	1,613	2,011	5,380	5,354

Operating expenses:
Research and development	(476)	(473)	(421)	(1,373)	(1,285)
Selling, general and administrative	(735)	(623)	(662)	(2,023)	(1,956)
Total operating expenses	(1,211)	(1,096)	(1,083)	(3,396)	(3,241)
Operating income	678	517	928	1,984	2,113

Net non-operating (expenses) income:
Total non-operating income	109	45	74	237	173
Income before tax	787	562	1,002	2,221	2,286

Income tax expense	(100)	(51)	(164)	(322)	(406)
Income from continuing operations and before noncontrolling interest	687	511	838	1,899	1,880
Noncontrolling interest	(72)	(54)	(101)	(215)	(221)

Net income attributable to shareholders of the parent	615	457	737	1,684	1,659

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2013	As of Jun. 30, 2013
Current assets:
Cash and cash equivalents	40,295	25,740
Financial assets – current	3,234	4,576
Notes and accounts receivable	38,673	34,914
Inventories	35,259	32,045
Others	4,603	4,196
Total current assets	122,064	101,471

Investments – non current	2,388	2,325
Property plant and equipment	131,236	130,265
Intangible assets	12,029	12,159
Prepaid lease payments	4,107	4,228
Others	4,212	4,777
Total assets	276,036	255,225

Current liabilities:
Short-term debts – revolving credit	42,617	35,914
Current portion of long-term debts	4,646	2,494
Notes and accounts payable	27,002	22,403
Others	20,583	28,512
Total current liabilities	94,848	89,323

Long-term debts	52,891	45,174
Other liabilities	8,203	8,008
Total liabilities	155,942	142,505
Noncontrolling interest	3,944	3,815

Shareholders of the parent	116,150	108,905
Total liabilities & shareholders’ equity	276,036	255,225

Current Ratio	1.29	1.14
Net Debt to Equity	0.47	0.47